BOAZ BIKES

Revolutionary eco-conscious micro-mobility company moving people more safely

🟦 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



boazbikes.com   Dallas TX   🐦 📘 📷

Hardware   Technology   Entertainment   Social Impact   Sharing Economy

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OVERVIEW   DETAILS   UPDATES 21   WHAT PEOPLE SAY 2167   ASK A QUESTION 106

Highlights

1   Mobility As A Service (MAAS) is the fastest growing market

2   Lead investor is a VC who invested in Lime

3   Black-Founded and Female-Founded Business focused on increasing equity for our communities

4   Currently have 3 City permits with plans to operate in 10+ cities by the end of 2021

5   Increased Detroit fleet 400% in May 2021

6   10%-20% increase in month over month revenue for the last 8 months

7   All-Star team team with big wins in the micro-mobility industry

8 $875,385 raised from 3,283 investors in the last WeFunder round; more than $1M total

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Our Team



Emil I NNANI   CEO

Devoted the last 5 years to solving the first and last mile transportation problem in



Devoted the last 5 years to solving the first and last mile transportation problem in America. Serial entrepreneur who built a multi-million dollar retail business that he later sold. True Visionary who is laser focused on making the world better.

The last 5+ years in the transportation industry has taught our team a lot. The world is shifting towards smart cities and Boaz wants to be a part of the shift. The avg car ride in a downtown city is less than 15 mins/2 miles. Uber would cost ~$8 while Boaz would cost ~$3.25. We've developed a more cost efficient & safer way to move people around.



Rofeal Daniels VP of Operations

Ran head of operations in the midwest for Spin Scooters. Helped Spin scooters expand into 60+ markets.



Cory Smith CFO

MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.

SEE MORE

Revolutionary eco-conscious micro-mobility company moving people more safely


BOAZ BIKES IS A REVOLUTIONARY MICRO-MOBILITY BRAND CHANGING TRANSPORTATION AND ELEVATING COMMUNITY THROUGH GENERATIONAL WEALTH

We were first in the sit-down shared scooter market and now we've designed our Model 3 vehicle which will be the next phase of micro-mobility scooters (patent pending). We believe our Model 3 vehicles will be the most durable and safest scooter on the market. Funds from this raise will help us send vehicles into production and roll them out into the markets in early 2022.

(To view our new patent pending Model 3 and you don't mind signing an NDA email us at info@boazbikes.com and in the subject line say 'Model 3 viewing')


PROFIT PER RIDE HAS INCREASED 283% FROM 2019 TO 2021
INCREASED YEARLY REVENUE BY OVER 500%



Boaz is a good choice for your dollars.

Besides wanting to change the world and leave it better, our founding team collectively has more than 20 years in the transportation industry.

Boaz is a Black-Founded and Female-Founded business with Emil Nnani and Christiana Winfrey both having built ride-share companies from the ground up before Boaz. Winfrey also helped Uber grow into a Multi-Billion dollar business. Our lead investor is an early investor in Lime scooters, so you can be confident that the best minds in the industry believe in what we're building.

The company is projected to do $150K in monthly revenue in May, $250K in June (as the weather warms up), and $750K in July (w/ the deployment of our new fleet into 2 new markets!)

Our current valuation is only 3.5x our projected Annual Revenue for 2021 (~$10.4M) while an overseas competitor just raised at a 14x multiple of yearly revenue.

Boaz Bikes is actively prospecting VC's for a series A round within the 3rd quarter this year.

A SCOOTER UNLIKE ANY OTHER



1. Seat: lower center of gravity
2. Side Mirrors: Safe driving in the street
3. Turn Signals: Notify cars of turns to help prevent accidents
4. Larger Foot Deck: to ride comfortably with feet side by side instead of one behind the other
5. Bigger tires: To go over bumps & cracks in the roads
6. Foldable Neck: to help transport more vehicles at once (cuts operations cost)
7. Basket: hands-free riding
8. Industrial kickstand: to cut down on vehicle tip overs (eye sore for cities)

The scooter game is changing, which is why we've designed a bike like nothing you've ever seen before. Safety is our #1 priority and a Boaz Bike has features you can't find anywhere else.

OVER $1M RAISED IN PREVIOUS ROUND

 **200+ New bikes purchased**

 **Applications for licenses in 5+ new cities**

 **Hiring skilled ground teams to maintain**



 the bikes and manage customer flows

 **Increasing awareness + usage through on-the-ground activations**

Our first WeFunder allowed us to increase our Detroit fleet and launch our secret Dallas pilot, but there's more work to be done. With our applications being approved in cities across the country, we're positioned to move and grow fast with your help.

This round of funding helps us send our new Model 3 vehicle into production and will allow us to order 2000+ new vehicles to expand into more cities and bring on at least 5-10 owner operators who desire to bring Boaz to their city. This round of funding will help us to $3M+ in monthly revenue before the end of 2021, which positions us to raise a Series A round at a higher valuation this year.

COMPREHENSIVE COVID PLAN

- **Increased vehicle sanitation schedule from twice a week to daily**
- **Deep cleaning warehouses 2x a week**
- **Provided staff with new gloves and new facemasks daily when out inspecting vehicles.**
- **Closely monitoring the CDC for any new updates on fighting Covid-19**

The world is changing and we're more than up for the challenge. Boaz Bikes has put many new practices in place to ensure the health of our staff and our riders.

Boaz Bikes is revolutionary in the micro-mobility space and we want to take you along for the ride. Are you ready to grow with us? You can invest today with as little as $250. This will be your last chance to own a piece of Boaz Bikes.

We are aiming to build the first crowdfunded unicorn so time is precious. If you have questions, please send us an email at info@boazbikes.com.

